UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 6, 2014

NorthStar Realty Finance Corp.

(Exact name of registrant as specified in its charter)

Maryland	001-32330	02-0732285
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

399 Park Avenue, 18th Floor, New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 547-2600
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒                                  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                                    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                                    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                                    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02    Results of Operations and Financial Condition.

On November 6, 2014, NorthStar Realty Finance Corp. (the “Company”) reported its results of operations and financial condition for the quarter ended September 30, 2014.   A copy of the press release issued by the Company, which refers to certain supplemental information that is available on the Company’s website at www.nrfc.com, is attached hereto as Exhibit 99.1.

ITEM 7.01    Regulation FD Disclosure.

On November 6, 2014, NorthStar Asset Management Group Inc. (“NSAM”), the Company’s external advisor, issued a press release, which includes information relating to the proposed merger between the Company and Griffin-American Healthcare REIT II, Inc. (“Griffin-American”).  A copy of the press release issued by NSAM is attached hereto as Exhibit 99.2.

The information in this Current Report on Form 8-K, including the exhibits hereto, is being furnished and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section.  The information in this Current Report on Form 8-K, including the exhibits hereto, shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

ITEM 8.01    Other Events.

To the extent required, the information relating to the investment in American Healthcare Investors by NSAM in Item 7.01 is incorporated by reference into this Item 8.01.

ITEM 9.01    Financial Statements and Exhibits.

(d)           Exhibits

Exhibit Number	Description

99.1	NorthStar Realty Finance Corp. Press Release, dated November 6, 2014.

99.2	NorthStar Asset Management Group Inc. Press Release, dated November 6, 2014.

Additional Information

In connection with the proposed merger, the Company has filed with the Securities and Exchange Commission (“SEC”), and the SEC declared effective on October 29, 2014, a registration statement on Form S-4 that includes a joint proxy statement of the Company and Griffin-American that also constitutes a prospectus of the Company.  The Company and Griffin-American also plan to file other relevant documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Griffin-American, at the SEC’s Internet site (http://www.sec.gov). You may also obtain the documents filed by the Company, free of charge, in the Investor Relations portion of the Company’s website at http://www.nrfc.com under the heading “Investor Relations” and then under “SEC Filings.” Copies of the documents filed by Griffin-American with the SEC are available free of charge on Griffin-American’s website at http://www.griffincapital.com/griffin-american-healthcare-reit-ii under the heading “News and SEC Filings” and then under “SEC Filings”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NorthStar Realty Finance Corp. (Registrant)

Date: November 6, 2014	By:	/s/ Ronald J. Lieberman
Ronald J. Lieberman Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	NorthStar Realty Finance Corp. Press Release, dated November 6, 2014.

99.2	NorthStar Asset Management Group Inc. Press Release, dated November 6, 2014.